                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of March, 2018, Pershing, LLC acquired control due to ownership of greater than 25% of the Absolute Capital Opportunities Fund (the "Fund") outstanding shares. Pershing, LLC owned 36.39% of the Fund and thus controlled the Fund as of that date.